July 24, 2009


                              TIME ASSOCIATES, INC.



Larry Spirgel
Assistant Director
Securities and Exchange Commission    Mail Stop 3720
Washington, D.C. 20549


RE:      Time Associates, Inc.
         Form 10-KSB for the year ended June 30, 2008
         Filed October 14, 2008
         File No. 333-59114


         I have reviewed your comments letter of June 23, 2009. The stated purpose of your letter was to assist me in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filing. I feel this review has been most helpful and my responses here will demonstrate what I feel is a correct understanding of your requests.

         Item 8A. Controls and Procedures, page 22

         1. The management's assessment of disclosure controls and procedures was for the year ended June 30, 2008. It was incorrectly dated June 30, 2007 and the amended Form 10-K/A filed now reflects the correct date. (Page 22).

         2. The assessment was completed in a timely manner by management at the end of the fiscal year June 30, 2008.

                  a. The assessment was based on the fact that Time Associates, Inc, (Formally, Time Lending, California, Inc.) is a small company and all reporting functions are directly performed and reviewed by the CEO and CFO. The financial reporting Controls and Procedures address the risks factors inherent in our business.

                  b. There was no error in the Financial Reporting that affected the accuracy of the financial reporting except for the date error. This simply required a "find and replace" word processing check that will be made on all future filing. This was a proofreading error that was my responsibility.

                  c. There was a failure to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601 (b)(31) of Regulation S-K. This was my error due to misinterpretation of the rules by myself and my advisors. It has been corrected in the amended 10-K/A.


                  1580 N. BATAVIA ST. SUITE 2 o ORANGE o 92867
                     PHONE: 714-288-5901 o FAX: 714-288-5919

                  d. We believe that our disclosure controls and procedures for the Fiscal Year ended June 30, 2008 were effective except for the review of the Form 10 KSB whereby I and two outside reviewers missed the date error. The reasons for this conclusion are:

                           i.       Time Associates, Inc. is a small business.

                           ii. The CEO and CFO personally review and compile all reports and data used to create the final reports.

                           iii.     In addition, an outside independent
                                    accountant also reviews and compiles the reports prior to outside auditor audit. There is no material misstatement of the financial reports.

                           iv. The misstatement of the assessment date and the lack of the proper introductory language in the Principal Executive Officer and Principal Financial Officer certifications, put our report out of compliance. This review and our amended Form 10-K/A corrects these reporting errors. The value of this review by your office is that we are now properly aware (as are our advisors) of the proper compliance required. Our intent is to be in compliance and to remain in compliance with Sarbanes-Oxley Section 404.

                           v. The revised language of Item 8A, page 22 correctly reflects our assessment.

         3. There were no changes in internal control, and the required paragraph was added to Item 8A, p. 22 in the 10-K/A for fiscal year June 30, 2008.

                  PARAGRAPH (b) OF ITEM 308T OF REGULATION S-K.

                  CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING. Disclose any change in the registrant's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 240.13a-15 or Rule 240.15d-15 of this chapter that occurred during the registrant's last fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

FORM 10-Q/A FOR THE NINE MONTHS ENDED MARCH 31, 2009
----------------------------------------------------

ITEM 4T. CONTROLS AND PROCEDURES, PAGE 12.
------------------------------------------

         4. In all future filings, we will revise the disclosure of the conclusions of our principal executive and principal financial officers regarding the effectiveness of our disclosure controls and procedures to clarify that the assessment was performed as of THE END OF THE PERIOD COVERED BY OUR FORM 10-Q, AS REQUIRED BY ITEM 307 OF REGULATION S-K.

         5. In future filings we will disclose any change in our internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to material affect, our internal control over financial reporting. per paragraph (b) of item 308T of Regulation S-K.

         CERTIFICATIONS EXHIBITS 31.1 AND 31.2
         -------------------------------------

         6. We recognize that our certifications of our Principal Executive Officer and Principal Financial Officer included in our future Form 10 K and Form 10 Q must include THE EXACT INTRODUCTORY LANGUAGE of paragraph 4 and the language of paragraph 4(b) of Item 601 (b)(31) of Regulation S-K.


ACKNOWLEDGEMENT:
----------------

         The Company and its Principal Executive Officer and its Principal Financial Officer recognize the following

         o That the company is responsible for the adequacy and accuracy of the disclosure in the filings;

         o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action within respect to the filings; and

         o The company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

         Our objective is to provide reasonable assurance regarding the reliability of our financial reporting. We recognize that our Form 10-K for the fiscal year ending June 30, 2009 will require an attestation report on internal control over financial reporting from our outside auditor. We have worked to assure that with management's certifying officers daily involvement with the business reporting, there is adequate documentation on how our internal controls are working and continue to do so each day to support our assessment.

         In order to expedite your review of the changes made in our Form 10-KSB/A fiscal year June 30, 2008, I have attached the changed pages to this letter.

         Thank you to your assistance in this matter.


                                           Sincerely,



                                           /s/ Philip La Puma
                                           ---------------------------
                                           Philip La Puma
                                           CFO - Time Associates, Inc.


Attached: Marked up copies of changes

         o        Form 10-K/A Cover with Explanation Note

         o        Item 8A Revision. Page 22 of Form 10-K/A

                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-K/A

(MARK ONE)
 [X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the fiscal year ended June 30, 2008

 [ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from __________ to __________

                        Commission File Number 333-59114

                         TIME LENDING, CALIFORNIA, INC.
                 (Name of small business issuer in its charter)

           NEVADA                                                33-0730042
-------------------------------                              -------------------
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)

1580 N. Batavia Street, Suite #2, Orange, California               92867
----------------------------------------------------             ----------
(Address of principal executive offices)                         (Zip Code)

         Issuer's telephone number (including area code): (714) 288-5901

         Securities registered under Section 12(b) of the Exchange Act:

                                      None

      Securities registered pursuant to Section 12(g) of the Exchange Act:

                                      None
                     ---------------------------------------
                                (Title of Class)

         Check whether the issuer: (1) filed all reports required to be filed by
Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X ]No [ ]

         Check if there is no disclosure of delinquent filers in response to
Item 405 of Regulation S-B not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

         Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

         The registrant's revenues for its most recent fiscal year were $368,212.

The aggregate market value of the voting common equity held by non-affiliates of the registrant computed by reference to the closing sale price of the common stock at $0.05 per share as of September 15, 2008 was $166,606.

The number of shares outstanding of the registrant's only class of common stock, $0.001 par value per share, was 24,398,040 as of September 15, 2008. The registrant has no outstanding non-voting common equity.


                       DOCUMENTS INCORPORATED BY REFERENCE

                                      None

================================================================================

                            EXPLANATORY NOTE [ADDED]

         WE ARE FILING THIS AMENDMENT TO OUR FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2008 IN RESPONSE TO CERTAIN COMMENTS MADE BY THE STAFF OF THE SEC. IN RESPONSE TO SUCH COMMENTS, WE HAVE (I) AMENDED ITEM 8A (CONTROLS AND PROCEDURES) AND (II) FILED NEW SECTION 302 CERTIFICATIONS OF OUR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER (EXHIBITS 31.1 AND 31.2, RESPECTIVELY) THAT INCLUDE THE INTRODUCTORY LANGUAGE IN PARAGRAPH 4 AND PARAGRAPH 4(B). WE HAVE ALSO CORRECTED CERTAIN MINOR GRAMMATICAL OR TYPOGRAPHICAL ERRORS THROUGHOUT THIS AMENDMENT.

EXCEPT AS DESCRIBED ABOVE, THE REMAINDER OF THE FORM 10-K IS UNCHANGED AND DOES NOT REFLECT EVENTS OCCURRING AFTER THE ORIGINAL FILING OF THE FORM 10-K WITH THE SEC ON OCTOBER 14, 2008

[REVISED ITEM 8A PAGE 22, REWRITTEN IN ITS ENTIRITY TO ANSWER COMMENTS #1 & 2]

ITEM 8A.  CONTROLS AND PROCEDURES.

DISCLOSURE CONTROLS AND PROCEDURES

         UNDER THE SUPERVISION AND WITH THE PARTICIPATION OF MANAGEMENT, INCLUDING OUR CHIEF EXECUTIVE OFFICER AND OUR CHIEF FINANCIAL OFFICER, WE HAVE EVALUATED THE EFFECTIVENESS OF THE DESIGN AND OPERATION OF OUR DISCLOSURE CONTROLS AND PROCEDURES, AS DEFINED IN RULE 13A-15(E) PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934 (THE "EXCHANGE ACT"). SUCH DISCLOSURE CONTROLS AND PROCEDURES ARE DESIGNED TO PROVIDE REASONABLE ASSURANCE THAT INFORMATION, WHICH IS REQUIRED TO BE DISCLOSED IN OUR REPORTS FILED PURSUANT TO THE EXCHANGE ACT, IS RECORDED, PROCESSED, ACCUMULATED, AND COMMUNICATED TO MANAGEMENT WITHIN THE TIME PERIODS SPECIFIED IN THE SEC'S RULES AND FORMS. BASED ON THIS EVALUATION, OUR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER HAVE CONCLUDED THAT OUR DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE AS OF THE END OF THE PERIOD COVERED BY THIS ANNUAL REPORT.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

         MANAGEMENT IS RESPONSIBLE FOR ESTABLISHING AND MAINTAINING ADEQUATE INTERNAL CONTROL OVER FINANCIAL REPORTING AS DEFINED IN RULES 13A-15(F) AND 15D-15(F) UNDER THE EXCHANGE ACT. UNDER THE SUPERVISION AND WITH THE PARTICIPATION OF OUR MANAGEMENT, WHICH CONSISTS OF OUR CHIEF EXECUTIVE OFFICER AND OUR CHIEF FINANCIAL OFFICER, WE CONDUCTED AN EVALUATION OF THE EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING BASED ON CRITERIA ESTABLISHED IN THE FRAMEWORK IN INTERNAL CONTROL - INTEGRATED FRAMEWORK ISSUED BY THE COMMITTEE OF SPONSORING ORGANIZATIONS OF THE TREADWAY COMMISSION ("COSO"), AS SUPPLEMENTED BY THE COSO PUBLICATION INTERNAL CONTROL OVER FINANCIAL REPORTING - GUIDANCE FOR SMALLER PUBLIC COMPANIES. BASED ON THEIR EVALUATION, OUR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER CONCLUDED THAT OUR INTERNAL CONTROL OVER FINANCIAL REPORTING WAS EFFECTIVE AS OF JUNE 30, 2008, BASED ON THESE CRITERIA.

         MANAGEMENT IS AWARE THAT THERE IS A LACK OF SEGREGATION OF DUTIES AT THE COMPANY DUE TO THE FACT THAT THERE ARE ONLY TWO PEOPLE DEALING WITH FINANCIAL AND ACCOUNTING MATTERS. HOWEVER, AT THIS TIME, MANAGEMENT HAS DECIDED THAT CONSIDERING THE EXPERIENCE AND ABILITIES OF THE EMPLOYEES INVOLVED AND THE LOW QUANTITY OF TRANSACTIONS PROCESSED, THE RISKS ASSOCIATED WITH SUCH LACK OF SEGREGATION ARE LOW AND THE POTENTIAL BENEFITS OF ADDING EMPLOYEES TO CLEARLY SEGREGATE DUTIES DO NOT JUSTIFY THE SUBSTANTIAL EXPENSES ASSOCIATED WITH SUCH INCREASES. MANAGEMENT WILL PERIODICALLY REEVALUATE THIS SITUATION. NOTWITHSTANDING THE ABOVE REGARDING THE LACK OF SEGREGATION OF DUTIES, MANAGEMENT, INCLUDING OUR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER, BELIEVES THAT THE CONSOLIDATED FINANCIAL STATEMENTS INCLUDED IN THIS ANNUAL REPORT PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS FOR THE PERIODS PRESENTED.

         THIS ANNUAL REPORT DOES NOT INCLUDE AN ATTESTATION REPORT OF OUR REGISTERED INDEPENDENT AUDITORS REGARDING INTERNAL CONTROL OVER FINANCIAL REPORTING. MANAGEMENT'S REPORT WAS NOT SUBJECT TO ATTESTATION BY OUR REGISTERED INDEPENDENT AUDITORS PURSUANT TO TEMPORARY RULES OF THE SEC THAT PERMIT US TO PROVIDE ONLY MANAGEMENT'S REPORT IN THIS ANNUAL REPORT.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING          [ADDED COMMENT #3]

         DURING THE QUARTER ENDED JUNE 30, 2008, THERE WERE NO CHANGES IN OUR INTERNAL CONTROLS THAT HAVE MATERIALLY AFFECTED OR ARE REASONABLY LIKELY TO HAVE MATERIALLY AFFECTED OUR INTERNAL CONTROL OVER FINANCIAL REPORTING.

         OUR MANAGEMENT, INCLUDING THE CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER, DOES NOT EXPECT THAT OUR DISCLOSURE CONTROLS AND PROCEDURES OR OUR INTERNAL CONTROL OVER FINANCIAL REPORTING WILL PREVENT ALL ERRORS AND ALL FRAUD. A CONTROL SYSTEM, NO MATTER HOW WELL DESIGNED AND OPERATED, CAN PROVIDE ONLY REASONABLE, NOT ABSOLUTE, ASSURANCE THAT THE OBJECTIVES OF THE CONTROL SYSTEM ARE MET. BECAUSE OF THE INHERENT LIMITATIONS IN ALL CONTROL SYSTEMS, NO EVALUATION OF CONTROLS CAN PROVIDE ABSOLUTE ASSURANCE THAT ALL CONTROL ISSUES AND INSTANCES OF FRAUD, IF ANY, WITHIN THE COMPANY HAVE BEEN DETECTED.